SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PuraMed Bioscience, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

746094-101
(CUSIP Number)

Russell W. Mitchell c/o Puramed Bioscience, Inc. 1326 Schofield Avenue Schofield, Wisconsin 54476 (715) 359-6373
(Name, address and telephone number of person authorized to receive notices and communications)

March 14, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 746094-101	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Russell W. Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	403,925,700
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	403,925,700
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 403,925,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 746094-101	SCHEDULE 13D	Page 3 of 5 Pages

Item 1  Security and Issuer.

The statement (“Statement”) relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of PuraMed Bioscience, Inc., a Minnesota corporation (the “Issuer” or the “Company”).  The principal executive office of the Issuer is located at 1326 Schofield Avenue Schofield, Wisconsin 54476.

Item 2  Identity and Background

The Statement is being filed by Russell W. Mitchell (“Mr. Mitchell”).  Mr. Mitchell is the Chief Executive Officer and a director of the Company with an address at c/o PuraMed Bioscience, Inc., 1326 Schofield Avenue Schofield, Wisconsin 54476.

During the last five years Mr. Mitchell has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3  Source and Amount of Funds or Other Consideration.

Mr. Mitchell acquired the reported 403,925,700 shares (the “Shares”) of the Company’s common stock as follows:

On April 12, 2007, incident to the Company being separated from its former parent company, Wind Energy America, Inc. f/k/a Dotronix, Inc., Mr. Mitchell received 49,212 shares of the Company’s common stock.  On April 27, 2007, Mr. Mitchell was issued 1,221,000 shares of the Company’s common stock, immediately following such spin-off, in consideration of the transfer of certain development and intellectual property rights to the Company.

On November 15, 2007, Mr. Mitchell was issued 300,000 shares of the Company’s common stock in consideration for his serving on the Board of Directors of the Company.

On November 24, 2008, Mr. Mitchell was issued (i) 390,567 shares of the Company’s common stock pursuant to the conversion of amounts owed by the Company under a promissory note issued to Mr. Mitchell; and (ii) 426,667 shares issued in consideration of accrued unpaid wages covering the period from April 2008 through November 2008.

On March 9, 2009, Mr. Mitchell was issued 68,334 shares of the Company’s common stock pursuant to the conversion of amounts owed by the Company under a promissory note issued to Mr. Mitchell.

On May 21, 2009, Mr. Mitchell was issued 300,000 shares of the Company’s common stock in consideration for his serving on the Board of Directors of the Company.

On November 19, 2009, Mr. Mitchell was issued 300,000 shares of the Company’s common stock in consideration for past work performed on behalf of the Company.

On March 25, 2011, Mr. Mitchell was issued 400,000 shares of the Company’s common stock in consideration for his serving on the Board of Directors of the Company.

On April 5, 2011, Mr. Mitchell was issued 500,000 shares of the Company’s common stock in connection with certain services performed by Mr. Mitchell.

On March 14, 2014, Mr. Mitchell was issued 400,000,000 shares of the Company’s common stock in consideration for his cancellation of $160,000 in unpaid compensation owed to him by the Company.

CUSIP No. 746094-101	SCHEDULE 13D	Page 4 of 5 Pages

Item 4 Purpose of Transaction.

Mr. Mitchell does not have any current plans or proposals which relate to or would result in: (a) the acquisition by Mr. Mitchell of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.
Item 5  Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Mitchell beneficially owns 403,925,700 shares of the issued and outstanding common stock of the Company. Such amount represents 42.7% of the total issued and outstanding shares of the Company’s common stock as of the date hereof.

(b) Mr. Mitchell holds sole voting and dispositive power over the Shares as issued to him.

(c) Other than disclosed below, there were no transactions by Mr. Mitchell in the Issuer’s Common Stock during the last 60 days:

On March 14, 2014, Mr. Mitchell was issued 400,000,000 shares of the Company’s common stock in consideration for his cancellation of $160,000 in unpaid compensation owed to him by the Company.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Mitchell.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Mr. Mitchell, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Mitchell and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2014

/s/ Russell W. Mitchell
Russell W. Mitchell